UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sagent Advisors Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

299 Park Avenue, 9th Floor
(No. and street)

New York	**NY**	**10171**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Kaplan — **(212) 904-9477**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12014053

KW 3/12

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sagent Advisors Inc.
New York, New York

We have audited the accompanying statement of financial condition of Sagent Advisors Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Sagent Advisors Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sagent Advisors Inc.
New York, New York

We have audited the accompanying statement of financial condition of Sagent Advisors Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Sagent Advisors Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

SAGENT ADVISORS INC.

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 16,689,301
Security deposits (Note 3)	2,751,031
Accounts receivable, net of allowance of $665,306	1,144,241
Property and equipment, net of accumulated depreciation and amortization of $3,373,381	8,248,376
Merchant banking investment	427,477
Other assets	525,538
Total assets	$ 29,785,964
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses (Note 5)	$ 13,006,774
Deferred revenue	200,000
Total liabilities	13,206,774
SUBORDINATED LOANS (NOTE 6)	5,532,292
COMMITMENTS AND CONTINGENCIES (NOTE 10)	
STOCKHOLDERS' EQUITY:	
Common stock, $0.01 par value, 12,000 shares authorized	70
Additional paid-in capital	58,047,975
Accumulated deficit	(47,001,147)
Total stockholders' equity	11,046,898
Total liabilities and stockholders' equity	$ 29,785,964

See notes to statement of financial condition.

SAGENT ADVISORS INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011

1. ORGANIZATION

Sagent Advisors Inc. (the "Company"), a Delaware corporation, was incorporated on September 11, 2003. The Company's primary business is that of providing financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients primarily consist of public and private companies in a variety of industries, including private equity firms. The Company has offices in the United States located in Charlotte, North Carolina, Chicago, Illinois, New York, New York and San Francisco, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and has been a registered broker-dealer with the Securities and Exchange Commission (the "SEC") since May 24, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant estimates made by management include the allowance for doubtful accounts, deferred tax assets, accrual for employee incentive compensation, and other accrued expenses. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, money market investments, short-term government bonds or Treasury Bills, which are held at three major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. As of December 31, 2011, an allowance of $665,306 has been recorded.

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost.

The Company applies the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, "*Internal-Use Software*" (formerly, American Institute of Certified Public Accountants Statement of Position 98-1, "*Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*"), when costs are incurred in developing software. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal-use software development costs. Such deferred costs are included in property and equipment in the accompanying statement of financial condition. The Company began amortizing certain capitalized computer software costs in 2005 and 2010 when certain software was ready for its intended use. The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired.

Merchant banking investment - The Company records its membership interest in Sagent Capital Management LLC ("SCM") under the equity method of accounting in accordance with ASC 323-10, "*Investments—Equity Method and Joint Ventures*", because the Company's interest in SCM is classified as "more than minor" as contemplated by ASC 323-10. The Company initially recorded the investment at cost and adjusts the carrying amount each period to recognize its share of the earnings and losses of SCM based on the percentage of ownership. At December 31, 2011, the Company's equity method investment is carried at $427,477.

Share Based Compensation - The Company accounts for share-based compensation in accordance with ASC 718, "*Stock Compensation*" (formerly, FASB Statement 123(R) "*Share-based Payment*").

Pursuant to the Company's Management Equity Plan (the "MEP" or the "Plan"), which is intended to function as a vehicle to tie key employee incentives to the long term development of the Company through share ownership of the Company's stock, the Company may sell or grant shares of the Company's restricted common stock to eligible employees. The Company's MEP is a "book value plan" as discussed in ASC 718. The MEP is administered by the Company's Compensation Committee, a sub-committee of its Board of Directors.

Income Taxes - The Company accounts for income taxes in accordance with ASC 740-10, "*Income Taxes*" (formerly FASB Statement 109, "*Accounting for Income Taxes*"). Deferred income taxes are recorded by applying statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. ASC 740-10 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. As of December 31, 2011, the Company did not have any unrecognized tax benefits as contemplated by ASC 740-10.

3. SECURITY DEPOSITS

Each of the leases for the Company's offices in the United States required a security deposit. The Company has provided fully cash collateralized letters of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. Total security deposits at December 31, 2011 were $2,751,031. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date. In addition to a standard market rate security deposit and other customary terms, the Company and the landlord for the office space in New York City agreed in 2009 that such landlord would provide the Company with a supplemental work allowance in the amount of $5,554,000 as a facility to provide the Company funds to be used to finance, design and construct the office space. Pursuant to this lease agreement, the Company agreed to provide an additional security deposit equal to the supplemental work allowance for $5,554,000. Upon receipt of the supplemental work allowance, the Company recorded a corresponding liability. This liability is reduced each month as the Company makes payments pursuant to the lease since these monthly lease payments have been structured to include a standard rental payment component plus an amount that is applied as repayment of the supplemental work allowance to the landlord. During 2011, the Company and the landlord for the office space in New York City renegotiated certain provisions of the lease whereby the Company repaid the present value of the unamortized portion of the supplemental work allowance to the landlord in return for a reduction in the cost of monthly lease payments and a reduction in the related security deposit by $5,554,000.

4. PROPERTY AND EQUIPMENT

As of December 31, 2011, property and equipment consist of the following:

Leasehold improvements	$ 7,393,955
Furniture and fixtures	1,926,562
Computer hardware and software	1,511,881
Office equipment	333,962
Internally developed software	455,397
	11,621,757
Less: accumulated depreciation and amortization	3,373,381
	$ 8,248,376

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2011, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$ 7,756,001
Deferred rent	4,124,267
Accounts payable	605,751
Accrued professional fees	237,200
Interest on subordinated loans	58,709
Other	224,846
	$ 13,006,774

6. SUBORDINATED LOANS

Subordinated loans are comprised of loans that mature at various times during 2013 and 2014. Subordinated loans totaling $1,238,061 arose during 2011 related to repurchases of common stock as described in Note 8. Interest is accrued and payable on the subordinated loans at the prime rate. The remaining interest payment dates arise at various times between 2012 and 2014. Each respective loan contains a principal repayment schedule equal to one third of the loan amount where the remaining payment dates arise at various times between January 16, 2012 and December 15, 2014. Each respective subordinated loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. A subordinated loan would be repayable only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing repayment of subordinated loans. Subject to the foregoing restriction, the principal repayments due pursuant to these subordinated loans are as follows:

2012	$ 2,559,799
2013	2,559,804
2014	412,689
	$ 5,532,292

7. MANAGEMENT EQUITY PLAN

Shares granted pursuant to the MEP are subject to certain vesting provisions and the Company recognizes non-cash compensation expense pursuant to ASC 718 over the vesting period in connection with such grants.

As of December 31, 2011, certain employees of the Company had rights to purchase or to be granted in the aggregate, up to 1,638 shares of the Company's restricted stock pursuant to the Plan at the formula price of book value per share at the time of any such purchases or grants.

8. STOCKHOLDERS' EQUITY

At December 31, 2011, there were 6,959 shares of common stock on a fully diluted basis.

Common Stock - As of December 31, 2011, there were 3,403 shares of common stock available for future issuance, net of 1,638 rights to purchase or to be granted shares of the Company's common stock as described in Note 7 above.

Restricted Stock Grants - During 2011, the Company granted 1,008 shares of restricted stock to certain employees, which are amortized and vest pursuant to the Plan. During 2011, the Company also granted 50 shares that vested immediately. At December 31, 2011, unamortized compensation costs related to restricted stock grants was $4,893,738.

Sale of Common Stock - During 2011, the Company sold 280 shares of its common stock pursuant to the Plan to certain employees.

Repurchase of Common Stock - During 2011, the Company repurchased 416 shares of its common stock from former employees as follows: (i) 25 shares for $99,874 in cash; (ii) 376 shares for $1,238,061 through subordinated loans; and (iii) 15 shares for $44,235 through the net settlement of shares associated with the waiver of a bonus repayment obligation.

Minority Interest, Business Alliance and Services Agreement - On April 26, 2007, the Company entered into (i) a Stock Purchase Agreement with, and sold 1,705.443 shares of its common stock to, Daiwa Capital Markets America Holdings Inc. for $52,000,000, (ii) a Business Alliance with Daiwa Securities Capital Markets Co. Ltd. ("DSCM") (formerly Daiwa Securities SMBC Co. Ltd.) and Daiwa Capital Markets America Inc. (formerly Daiwa Securities America ("Daiwa CM America" and together with DSCM, the "Daiwa Parties")) and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients.

9. RELATED PARTY TRANSACTIONS

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. Pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

Accounts Receivable - As of December 31, 2011, accounts receivable included $57,420 due from related parties.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases office space at four locations in the United States pursuant to operating leases expiring at various times through November 30, 2020. As of December 31, 2011, the future minimum payments under these operating leases are as follows:

2012	$ 3,057,156
2013	3,146,752
2014	3,192,917
2015	3,406,053
2016	3,254,612
Thereafter	10,273,468
	$ 26,330,958

The Company has four fully cash collateralized letters of credit for the benefit of its landlords issued by a major financial institution totaling $2,747,531, which are included in security deposits on the accompanying statement of financial condition. No amounts have been drawn under any of the letters of credit.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2011.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At December 31, 2011, cash equivalents amount to $16,182,656 and are comprised of open-end money market registered funds maintained with major commercial banks in the United States, which are classified as Level 1, and are measured at fair value on a recurring basis based on their quoted net asset value. There were no financial instruments reported at fair value classified as Level 2 or 3 at December 31, 2011.

12. INCOME TAXES

The significant components of the Company's deferred income tax asset at December 31, 2011, are as follows:

Net operating loss	$ 8,407,000
Restricted Stock	783,000
Deferred rent	450,000
Accrued compensation	267,000
Charitable contributions	45,000
Depreciation	(672,000)
Deferred income taxes before valuation allowance	9,280,000
Valuation allowance	(9,280,000)
	$ -

The Company's net operating carryforwards begin to expire in 2028. Based on the provisions of ASC 740, and the relevant facts and circumstances considered, the Company recorded a valuation allowance against its net deferred tax assets at December 31, 2011.

13. CONCENTRATIONS

Major Clients

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had one client that accounts for 56% of its accounts receivables, net balance at December 31, 2011.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

14. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At December 31, 2011, the Company had net capital of $3,158,874, which was in excess of its statutory requirement by $2,908,874.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

15. SUBSEQUENT EVENT

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 28, 2012, the date the statement of financial condition was issued, and has concluded that no subsequent events existed that warrant disclosure in the notes to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Sagent Advisors Inc.
299 Park Avenue, 9th Floor
New York, NY 10171

In planning and performing our audit of the financial statements of Sagent Advisors Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP